SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No. 8

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Telecom Italia S.p.A.

(Name of Issuer)

Ordinary Shares, Euro 0.55 par value

(Title of Class of Securities)

87927W10

(CUSIP Number)

Loris Bisone

Olivetti S.p.A.

General Counsel

Via G. Jervis, 77

10015 Ivrea (TO), Italy

+39 0125 523915

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 10, 2003

(Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act.

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Olivetti S.p.A.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3. SEC USE ONLY
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6. CITIZENSHIP OR PLACE OF ORGANIZATION ITALY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
8. SHARED VOTING POWER 2,891,656,682
9. SOLE DISPOSITIVE POWER
10. SHARED DISPOSITIVE POWER 2,891,656,682
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,891,656,682
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW (11) 55.0%
14. TYPE OF REPORTING PERSON HC, CO

This Amendment No. 8 (“Amendment No. 8") amends and supplements the Schedule 13D of Olivetti S.p.A., a company incorporated under the laws of the Republic of Italy (“Olivetti”), and Tecnost S.p.A., a company formerly incorporated under the laws of the Republic of Italy (“Tecnost”), jointly filed with the U.S. Securities and Exchange Commission on June 4, 1999, as amended by Amendment No. 1 thereto filed on October 4, 1999, Amendment No. 2 thereto filed on November 3, 1999, Amendment No. 3 thereto filed on December 28, 1999, Amendment No. 4 thereto filed on November 13, 2000, Amendment No. 5 thereto filed on January 10, 2001, Amendment No. 6 thereto filed on August 10, 2001 and Amendment No. 7 thereto filed on October 30, 2001 (together, the “Schedule 13D”) with respect to the ordinary shares of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy (“Telecom Italia”) beneficially owned by Olivetti.  Effective December 31, 2000, Tecnost was merged into Olivetti and ceased to exist as an independent entity.

Pursuant to Securities Exchange Act Rule 13d-2(e), this Amendment No.8 restates the entire text of the Schedule 13D by incorporating by reference Exhibits 16, 17, 18, 19, 20, 21, 22 and 23 hereto (without restating previously filed exhibits).

Information contained in this Amendment No. 8 relating to Pirelli S.p.A. (“Pirelli”), Edizione Holding S.p.A. (“Edizione”), Olimpia S.p.A. (“Olimpia” or the “Purchaser”), Unicredito Italiano S.p.A. (“UCI”), IntesaBCI S.p.A. (“BCI”) , Hopa S.p.A. (“Hopa”), Holy S.p.A. (“Holy”) and Holinvest S.p.A. (“Holinvest”) is based on amendment no. 14 to the Schedule 13D of Pirelli relating to the ordinary shares of Telecom Italia filed on January 10, 2003.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

The names of the directors and executive officers (the “Covered Persons”) of Olivetti, their business addresses and principal occupations are set forth in Exhibit 24 attached hereto, which is incorporated by reference in its entirety.  Each of the Covered Persons is a citizen of the Republic of Italy.

During the last five years, none of Olivetti or any of the Covered Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.

  Sources and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof:

The transactions referred to in “Item 4-Purpose of Transaction-Bond Repurchases and Cancellations” hereof and Annex A hereto have been made by using proceeds from other bond offerings (among them the September 2002 Offering, as defined herein) and available cash.

Item 4.

Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

Hopa’s Investment in Olimpia

The following information set forth under “-Hopa’s Investment in Olimpia” is based on and qualified in its entirety by amendment no. 14 to Pirelli S.p.A.’s Schedule 13D relating to the ordinary shares of Telecom Italia filed as Exhibit 25 hereto.

Introduction

On December 19, 2002, Pirelli, Edizione Holding, UCI and BCI (collectively, the “Present Olimpia Shareholders”), Olimpia and Hopa (collectively with the Present Shareholder and Olimpia, the “Parties”) executed a term sheet (the “Hopa Term Sheet”), a copy of which is included in Exhibit 27 hereto.  Hopa is one of the Majority Bell Shareholders with whom, on September 19, 2001, Pirelli, Edizione Holding and Olimpia entered into the Agreement with Bell Shareholders, as discussed in Amendment No. 7 to Pirelli’s Schedule 13D.  Pursuant to the Hopa Term Sheet, the Parties agreed that, subject to certain terms and conditions, Holy S.p.A (“Holy”), a company 100%-owned by Hopa, will be merged into Olimpia (the “Merger”).  Following the Merger, the share capital of Olimpia will be held by Pirelli, Edizione Holding, UCI, BCI and Hopa in the following respective proportions: 50.4%, 16.8%, 8.4% and 16%.  It is expected that the Merger will be completed on or before April 20, 2003.

As discussed in press releases issued by Pirelli and Olimpia and a background note for the media issued by Olivetti, copies of which are included in Exhibit 25 hereto, the purpose of the Merger is to expand Olimpia’s shareholder base and thereby strengthen its financial structure.

In addition, the Parties agreed that, in the aggregate, the number of Olivetti Shares held by Olimpia, the Present Olimpia Shareholders, Hopa, Holy, Holinvest and the Hopa Controlling Companies may not at any time exceed 30% of Olivetti’s voting share capital.

The Parties also agreed to enter into definitive documentation reflecting the contents of the Hopa Term Sheet.

Proposed Expanded Olimpia Shareholders Agreement

The Hopa Term Sheet provides that, effective upon the Merger, Hopa and the Present Olimpia Shareholders will enter into an agreement governing their relationship as shareholders of Olimpia (the “Expanded Olimpia Shareholders Agreement”).

Under the Expanded Olimpia Shareholders Agreement, Hopa will have the right to appoint one Olimpia director and the Present Olimpia Shareholders will seek to elect one director of each of Olivetti, Telecom Italia, SEAT and TIM nominated by Hopa (with a corresponding reduction in the number of Pirelli nominees).  Hopa’s initial nominees are identified on Attachment C to the Hopa Term Sheet; Hopa’s selection of their successors will require Pirelli’s consent, which may not be unreasonably denied.

Hopa will not have the right to veto any decision taken by the board of directors or shareholders of Olimpia.  In the event of a disagreement over certain specified transactions, the failure of Olimpia to maintain a debt to equity ratio of 1:1 (which the Present Olimpia Shareholers will commit to maintain, with Pirelli guaranteeing to furnish 80%, and Edizione Holding 20%, of the necessary resources), or the occurrence of certain transactions involving the disposition of Olimpia or Olivetti, Hopa may cause the partial demerger of Olimpia, in which event Olimpia may cause the partial demerger of Holinvest.  As a result of these partial demerger transactions, Hopa will receive its proportional share of Olimpia’s assets and liabilities (determined in accordance with the Hopa Term Sheet) and Olimpia will receive its proportional share of Holinvest’s assets and liabilities (determined in accordance with the Hopa Term Sheet).  Except under certain extraordinary circumstances (including the failure of Olimpia to hold at least 25% of Olivetti’s share capital or to maintain a debt to equity ratio of 1:1 after a specified cure period), the partial demerger transactions may not be implemented prior to the third anniversary of the Merger.

Hopa will have certain co-sale rights in the event Pirelli reduces its equity interest in Olimpia.

Hopa, its controlled companies, the Hopa Controlling Companies, the Present Olimpia Shareholders and their respective controlling and controlled companies will agree not to acquire any additional Olivetti Shares except (i) in the case of Pirelli, in connection with the exercise of the existing call options and swap agreements referred to in Attachment D to the Hopa Term Sheet, (ii) as currently permitted under the New Partners Agreement among Pirelli, UCI and BCI or (iii) as currently permitted under the second amendment to the Shareholders Agreement between Pirelli and Edizione Holding.

The Expanded Olimpia Shareholders Agreement will have a three-year term, subject to extension by mutual agreement of the Parties.  If the Expanded Olimpia Shareholders Agreement is not renewed, the partial demerger transactions will occur and Hopa will receive a premium of at least euro 0.35 per Olivetti Share (or financial instrument).

Proposed Holinvest Shareholders Agreement

The Hopa Term Sheet provides that, effective upon the Merger, Holinvest’s by-laws will be amended to limit its corporate purpose to holding Olivetti securities and derivative financial instruments relating to Olivetti Shares, and Olimpia and Hopa will enter into an agreement governing their relationship as shareholders of Holinvest (the “Holinvest Shareholders Agreement”).

Under the Holinvest Shareholders Agreement, Olimpia will have the right to designate one Holinvest director.  For a period of 20 months following the Merger, Hopa will not be permitted to dispose of its equity interest in Holinvest and Holinvest must retain at least 65% of the Olimpia Bonds, Olivetti Bonds and Olivetti Financial Instruments that it holds at the time of the Merger.  Thereafter, and for a period of two years after expiration of the agreement, Olimpia will have a right of first refusal in the event Holinvest wishes to sell its Olivetti Instruments.

The Holinvest Shareholders Agreement will have a three-year term, subject to automatic extension if and to the extent the Expanded Olimpia Shareholders Agreement is extended.

In light of the events and transactions described under “Item 4-Purpose of Transaction-Hopa’s Investment in Olimpia”, Olivetti expects that decisions regarding its interests in the Issuer’s ordinary share capital will be taken by, or in close consultation with, the Parties.

Bond Repurchases and Cancellations

Beginning on February 8, 2001, Olivetti, through wholly owned subsidiaries, began a series of repurchases of the 1.00 per cent. Guaranteed Exchangeable Bonds due 2005 (the “Bonds”) issued on October 31, 2000.  These repurchases resulted in a cancellation of Euro 500,000,000 in principal amount of the Bonds on December 31, 2001 and Euro 1,235,000,000 in principal amount of the Bonds on December 23, 2002.  As of the date hereof, Euro 765,000,000 in principal amount of the Bonds remain outstanding which have exchange rights relating to 50,250,915 of the ordinary shares of Telecom Italia.  The repurchases of the Bonds are part of a larger refinancing program of the Olivetti Group.  The Olivetti Group expects to continue making such repurchases from time to time in the future.  Annex A hereto provides a detailed description of the dates of such transactions, the purchasers (or vendors), the principal amount of the Bonds repurchased or sold and the consideration for each such transaction.

The 2002 Exchangeable Bond Offering

On September 20, 2002, Olivetti Finance N.V., a public limited liability company incorporated under the laws of The Netherlands (“Olivetti Finance”) offered Euro 385,000,000 Zero Coupon Guaranteed Exchangeable Bonds due 2004,  (the “2002 Bonds”) in an international offering (the “September 2002 Offering”) outside the United States in reliance on Regulation S under the Securities Act.  The 2002 Bonds have not been and will not be registered under the Securities Act.  Each holder of the 2002 Bonds (the “2002 Bondholders”) who is not a U.S. person (as defined under Regulation S) shall have the right, subject as provided herein, to have all or any of his 2002 Bonds redeemed at their principal amount and, upon such redemption, to have that amount applied on his behalf in acquiring a pro rata phase of the exchange property, subject to Olivetti Finance’s right to purchase the 2002 Bonds for the cash value of relevant 2002 Bondholder’s pro rata share of the exchange property.  At September 20, 2002, the exchange property was comprised of 41,400,000 existing fully paid shares, of Euro 0.55 each, of Telecom Italia. The issue price of the 2002 Bonds was 100 per cent. of their principal amount.  The 2002 Bonds bear no interest.

On exercise of exchange rights, the 2002 Bondholders shall be entitled, subject to certain conditions, to have their 2002 Bonds redeemed by means of procurement by Olivetti Finance of the delivery or transfer to or to the order of each relevant 2002 Bondholder of a pro rata share of the exchange property as of the exchange date which pro rata phase shall initially entitle a 2002 Bondholder to receive 1,075,269 ordinary shares of Telecom Italia in respect of each Euro 10,000 in principal amount of 2002 Bonds.

Exchange rights are not exercisable in respect of any specific ordinary shares and no ordinary shares have been charged or otherwise placed into custody or set aside to secure or satisfy the obligation of Olivetti Finance in respect of the exchange rights.  At any time Olivetti Finance may or may not be the owner of the whole or any part of the exchange property and is not under any obligation to hold any ordinary shares and/or other ordinary shares and may sell or otherwise dispose of the same at any time.  The composition of the exchange property may also change as a result of the operation of the provisions of the terms and conditions of the 2002 Bonds.

Olivetti has guaranteed, on an unconditional and irrevocable basis, the due and punctual payment of all amounts at any time becoming due and payable in respect of the 2002 Bonds and the performance of all other obligations expressed to be assumed by Olivetti Finance in the 2002 Bonds.

Exhibits 26 and 27 hereto provide additional information on the offering of the 2002 Bonds.

Securities forming part of the September 2002 Offering may not be offered or sold in the United States of America or any other countries in which securities may not be offered absent registration or any exemption from registration.  The 2002 Bonds and the ordinary shares of Telecom Italia that may be exchanged therefor have not been and will not be registered under the Securities Act and may not be offered, sold or delivered, directly or indirectly, in the United States (as defined by Regulation S) or to U.S. Persons (as defined by Regulation S).  This document does not constitute an offer for such securities.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

See Items 11 and 12 on pages 2 and 3 of the Amendment No.8.

(c)

Olivetti has not effected any transactions in Telecom Italia ordinary shares during the past 60 days.  Information as to any such transactions by directors or executive officers of Olivetti will be filed by amendment.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following immediately at the end thereof:

(16)  Schedule 13D of Olivetti S.p.A. and Tecnost S.p.A. (“Schedule 13D”) with respect to the ordinary shares of Telecom Italia S.p.A. filed on June 4, 1999

(17)  Amendment No. 1 to the Schedule 13D filed on October 4, 1999

(18)  Amendment No. 2 to the Schedule 13D filed on November 3, 1999

(19)  Amendment No. 3 to the Schedule 13D filed on December 28, 1999

(20)  Amendment No. 4 to the Schedule 13D filed on November 13, 2000

(21)  Amendment No. 5 to the Schedule 13D filed on January 10, 2001

(22)  Amendment No. 6 to the Schedule 13D filed on August 10, 2001

(23)  Amendment No. 7 to the Schedule 13D filed on October 30, 2001

(24)  List of Officers and Directors of Olivetti S.p.A.

(25) Amendment No. 14 to the Schedule 13D of Pirelli S.p.A. with respect to the ordinary shares of Telecom Italia S.p.A. filed on January 10, 2003

(26)  Trust Deed by and among Olivetti Finance N.V., Olivetti S.p.A. and J.P. Morgan Trustee and Depositary Company Limited dated September 20, 2002

(27) Subscription Agreement by and among Olivetti Finance N.V., Olivetti S.p.A. and Lehman Brothers International (Europe)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

January 21, 2002

OLIVETTI S.P.A.

By: /s/   Loris Bisone

Name:  Loris Bisone

Title: General Counsel

ANNEX A

Purchaser/Seller (Wholly Owned Subsidiaries of Olivetti S.p.A.)	Date of Transaction	Par Value of Bonds Purchased/(Sold)*	Price	Aggregate Consideration Paid/Received By Purchaser/Seller
Olivetti International S.A.	Feb. 8, 2001	50,000,000.00	102.63	51,312,500.00
Olivetti International S.A.	Sept. 25, 2001	1,000,000.00	92.51	925,100.00
Olivetti International S.A.	Oct. 8, 2001	2,000,000.00	95.26	1,905,200.00
Olivetti International S.A.	Nov. 7, 2001	5,000,000.00	98.76	4,938,000.00
Olivetti International S.A.	Nov. 9, 2001	2,500,000.00	98.885	2,472,125.00
Olivetti International S.A.	Nov. 9, 2001	1,000,000.00	98.760	987,600.00
Olivetti International S.A.	Nov. 9, 2001	1,500,000.00	99.01	1,485,150.00
Olivetti International S.A.	Nov. 9, 2001	2,500,000.00	99.01	2,475,250.00
Olivetti International S.A.	Nov. 9, 2001	40,000,000.00	99.00	39,600,000.00
Olivetti International S.A.	Nov. 12, 2001	20,000,000.00	99.125	19,825,000.00
Olivetti International S.A.	Nov.12, 2001	5,000,000.00	99.125	4,956,250.00
Olivetti International S.A.	Nov. 19, 2001	3,500,000.00	100.0893	3,503,125.50
Olivetti International S.A.	Nov. 21, 2001	4,000,000.00	100.51	4,020,400.00
Olivetti International S.A.	Nov. 23, 2001	69,500,000.00	99.750	69,326,250.00
Olivetti International S.A.	Nov. 23, 2001	50,000,000.00	99.625	49,812,500.00
Olivetti International S.A.	Nov. 26, 2001	5,000,000.00	100.51	5,025,500.00
Olivetti International S.A.	Dec. 3, 2001	100,000,000.00	101.75	101,750,000.00
Olivetti International S.A.	Dec. 5, 2001	1,220,000.00	101.135	1,233,847.00
Olivetti International S.A.	Dec. 6, 2001	2,500,000.00	101.135	2,528,375.00
Olivetti International S.A.	Dec. 7, 2001	35,000,000.00	101.1875	35,415,625.00
Olivetti International S.A.	Dec. 7, 2001	2,500,000.00	101.0100	2,525,250.00
Olivetti International S.A.	Dec. 10, 2001	50,000,000.00	101.4250	50,712,500.00
Olivetti International S.A. **	Dec. 14, 2001	(150,000,000.00)	101.6250	-152,437,500.00
Olivetti International S.A. **	Dec. 17, 2001	(150,000,000.00)	101.5000	-152,250,000.00
Olivetti International S.A. **	Dec. 18, 2001	(153,720,000.00)	101.5000	-156,025,800.00
Olivetti Finance NV	Dec. 14, 2001	150,000,000.00	101.625	152,437,500.00
Olivetti Finance NV	Dec. 17, 2001	150,000,000.00	101.5	152,250,000.00
Olivetti Finance NV	Dec. 18, 2001	153,720,000.00	101.5	156,025,800.00
Olivetti Finance NV	Dec. 17, 2001	1,241,000.00	101.51	1,259,739.10
Olivetti Finance NV	Dec. 18, 2001	5,000,000.00	101.51	5,075,500.00
Olivetti Finance NV	Dec. 18, 2001	1,175,000.00	101.385	1,191,273.75
Olivetti Finance NV	Dec. 19, 2001	10,000,000.00	101.2	10,120,000.00
Olivetti Finance NV	Dec. 20, 2001	10,000,000.00	101.25	10,125,000.00
Olivetti Finance NV	Dec. 20, 2001	15,000,000.00	101.32	15,198,000.00
Olivetti Finance NV	Dec. 21, 2001	4,000,000.00	101.67	4,066,800.00
Cancellation 2001	Dec. 31, 2001	(500,000,000.00)
Olivetti International SA	Mar. 25, 2002	3,000,000.00	101.64	3,049,050.00
Olivetti International SA	Apr. 3, 2002	5,000,000.00	101.51	5,075,500.00
Olivetti International SA	Apr. 4, 2002	5,000,000.00	101.56	5,078,000.00
Olivetti International SA	Apr. 4, 2002	5,000,000.00	101.56	5,078,000.00
Olivetti International SA	Apr. 4, 2002	6,000,000.00	101.56	6,093,600.00
Olivetti International SA	Apr. 8, 2002	5,154,000.00	101.585	5,235,690.90
Olivetti International SA	Apr. 9, 2002	1,800,000.00	101.58	1,828,440.00
Olivetti International SA	Apr. 26, 2002	40,000,000.00	101.625	40,650,000.00
Olivetti International SA	Apr. 26, 2002	100,000,000.00	101.825	101,825,000.00
Olivetti International SA	Apr. 26, 2002	90,000,000.00	101.875	91,687,500.00
Olivetti International SA	Apr. 26, 2002	20,000,000.00	101.80	20,360,000.00
Olivetti International SA	Apr. 26, 2002	20,000,000.00	101.73	20,346,000.00
Olivetti International SA	Apr. 26, 2002	25,000,000.00	101.82	25,455,000.00
Olivetti International SA	Apr. 26, 2002	2,000,000.00	101.853	2,037,060.00
Olivetti International SA	Apr. 26, 2002	5,000,000.00	101.853	5,092,650.00
Olivetti International SA	Apr. 26, 2002	14,000,000.00	101.76	14,246,400.00
Olivetti International SA	Apr. 26, 2002	4,000,000.00	101.61	4,064,400.00
Olivetti International SA	Apr. 26, 2002	10,000,000.00	101.625	10,162,500.00
Olivetti International SA	Apr. 26, 2002	11,000,000.00	101.85	11,203,500.00
Olivetti International SA	Apr. 30, 2002	20,000,000.00	101.60	20,320,000.00
Olivetti International SA	May 7, 2002	2,500,000.00	101.76	2,544,000.00
Olivetti International SA	May 7, 2002	25,000,000.00	101.75	25,437,500.00
Olivetti International SA	May 13, 2002	2,500,000.00	101.71	2,542,750.00
Olivetti International SA	May 15, 2002	50,000,000.00	101.70	50,850,000.00
Olivetti International SA	May 17, 2002	6,000,000.00	101.75	6,105,000.00
Olivetti International SA	May 16, 2002	20,000,000.00	101.55	20,310,000.00
Olivetti International SA	May 20, 2002	10,000,000.00	101.43	10,142,500.00
Olivetti International SA	May 24, 2002	183,750,000.00	101.50	186,506,250.00
Olivetti International SA	May 30, 2002	10,000,000.00	101.63	10,162,500.00
Olivetti International SA	Jun. 3, 2002	55,000,000.00	101.70	55,935,000.00
Olivetti International SA	Jun. 12, 2002	8,000,000.00	101.80	8,144,000.00
Olivetti International SA	Jun. 12, 2002	12,000,000.00	101.83	12,219,600.00
Olivetti International SA	Jun. 21, 2002	25,000,000.00	102.05	25,512,500.00
Olivetti International SA	Jun. 24, 2002	5,000,000.00	102.07	5,103,500.00
Olivetti International SA	Jun. 28, 2002	50,000,000.00	102.13	51,062,500.00
Olivetti International SA	Jul. 5, 2002	4,800,000.00	102.00	4,896,000.00
Olivetti International SA	Jul. 5, 2002	2,700,000.00	102.01	2,754,270.00
Olivetti International SA	Jul. 8, 2002	8,500,000.00	102.01	8,670,850.00
Olivetti International SA	Jul. 8, 2002	8,000,000.00	102.00	8,160,000.00
Olivetti International SA	Jul. 12, 2002	4,000,000.00	102.00	4,080,000.00
Olivetti International SA	Jul. 22 2002	6,000,000.00	102.135	6,128,100.00
Olivetti International SA	Jul. 31, 2002	4,000,000.00	102.135	4,085,400.00
Olivetti International SA	Aug. 16, 2002	20,000,000.00	101.67	20,334,000.00
Olivetti International SA	Sep. 20, 2002	10,000,000.00	102.10	10,210,000.00
Olivetti International SA	Sep. 4, 2002	3,500,000.00	102.31	3,580,850.00
Olivetti International SA	Sep. 20, 2002	55,000,000.00	103.90	57,145,000.00
Olivetti International SA	Sep. 26, 2002	10,000,000.00	104.00	10,400,000.00
Olivetti International SA	Sep. 27, 2002	2,000,000.00	103.885	2,077,700.00
Olivetti International SA	Oct. 3, 2002	20,000,000.00	104.08	20,816,000.00
Olivetti International SA	Oct. 4, 2002	20,000,000.00	104.15	20,830,000.00
Olivetti International SA	Oct. 7, 2002	30,000,000.00	104.15	31,245,000.00
Olivetti International SA	Oct. 7, 2002	10,000,000.00	104.2	10,420,000.00
Olivetti International SA	Oct. 9, 2002	22,000,000.00	104.25	22,935,000.00
Olivetti Finance NV	Oct. 11, 2002	5,000,000.00	104.25	5,212,500.00
Olivetti International SA	Oct. 30, 2002	30,000,000.00	104.30	31,290,000.00
Olivetti International SA	Oct. 31, 2002	15,000,000.00	104.38	15,657,000.00
Olivetti International SA	Oct. 31, 2002	20,000,000.00	104.32	20,864,000.00
Olivetti International SA	Nov. 5, 2002	20,000,000.00	104.45	20,890,000.00
Olivetti International SA	Nov. 11, 2002	18,000,000.00	104.80	18,864,000.00
Olivetti International SA	Nov. 11, 2002	5,000,000.00	104.65	5,232,500.00
Olivetti International SA	Nov. 29, 2002	25,000,000.00	104.90	26,225,000.00
Olivetti International SA**	Dec. 19, 2002	(1,230,204,000.00)	102.362	-1,259,256,560.90
Olivetti Finance NV	Dec. 19, 2002	1,230,204,000.00	105.125	1,293,251,955.00
Cancellation 2002	Dec. 23, 2002	(1,235,000,000.00)

	TOTAL	340,000.00		357,411.61

*All amounts quoted are in Euro

** Intra-group resale of Bonds to Olivetti Finance N.V. for the sole purpose of cancellation of the Bonds.